SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 27, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Notice on Change of CEO

1. Details of Change	Before the Change	Hyeon-Mo Ku
	After the Change	Hyeon-Mo Ku, Jong-Ook Park

2. Reasons for Change	For organizing an independent and specialized management system in KT’s safety and health field, a Representative Director (appointed by the board of directors) has been elected additionally, managing KT’s safety and health affairs in a comprehensive way.

3. Date of Change	2022-01-27

4. Other references useful for making investment decisions	1. Service term of Representative Director, Jong-Ook Park : From ‘22.1.27 to the day of Annual General Meeting of shareholders 2022
2. In accordance with the company’s Articles of Incorporation, one person recommended by the CEO among the inside directors can be additionally appointed as a representative director by a resolution of the board of directors.
3. Above 3 ‘Date of Change’ is the date of appointment by the board of directors.

Profile of the Total CEO

Name	Relationship to the Largest Shareholder	Professional Background	Remarks
Hyeon-Mo Ku	-	2020~Present : Representative Director and Chief Executive Officer, KT	-
2020 : Head of Customer Group, KT Corporation
2019 : Head of Customer & Media Group, KT Corporation
2017~2018 : Head of Corporate Planning Group, KT Corporation
2015~2017 : Head of Corporate Management Group, KT Corporation
2014~2015 : Head of KT CEO Office, KT Corporation
2013~2014 : Head of T&C Operating Office, KT Corporation

Jong-Ook Park	-	2020~Present : Head of Corporate Planning Group, KT Corporation	-
2015~2019 : Head of Strategy Planning Office, KT Corporation
2014 : Head of IT Strategy Business Unit, KT Corporation